UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 3, 2007**

COCA-COLA ENTERPRISES INC.
(Exact name of registrant as specified in its charter)

Delaware	**01-09300**	**58-0503352**
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

2500 Windy Ridge Parkway, Atlanta, Georgia 30339
(Address of principal executive offices, including zip code)

(770) 989-3000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Precommencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Precommencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Exhibit Index Page 4

Item 8.01   Other Events

The Company issued a press release on April 3, 2007, announcing that it will release first-quarter 2007 earnings before the market opens on Thursday, April 26. A conference call discussing these results will be webcast at 10:00 a.m. ET. The press release is attached as Exhibit 99.

Item 9.01   Financial Statements and Exhibits

(c) Exhibits

99   Press Release dated April 3, 2007.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES INC.
(Registrant)

Date: April 3, 2007   By: /S/ E. LISTON BISHOP III
                             E. Liston Bishop III
                             Vice President, Secretary and
                             Deputy General Counsel

EXHIBIT INDEX

Exhibit No.   Description
  99   Press Release dated April 3, 2007.



EXHIBIT 99

Coca-Cola Enterprises Inc. News Release

CONTACT: **Laura Asman – Media Relations**
(770) 989-3023

Thor Erickson – Investor Relations
(770) 989-3110

FOR IMMEDIATE RELEASE

COCA-COLA ENTERPRISES INC. TO WEBCAST FIRST-QUARTER 2007 EARNINGS CONFERENCE CALL

ATLANTA, April 3, 2007 – Coca-Cola Enterprises (NYSE: CCE) will release first-quarter 2007 earnings before the market opens on Thursday, April 26. A conference call discussing these results will be webcast live over the Internet at 10:00 a.m. ET that morning.

A copy of the company's earnings news release will be available in the Investor Relations section of the company's Web site (www.cokecce.com) under News Releases.

The public can access the live webcast through the company's Web site at www.cokecce.com. A replay of the presentation will be available at this site later that day.

Coca-Cola Enterprises Inc. is the world's largest marketer, distributor, and producer of bottle and can liquid nonalcoholic refreshment. Coca-Cola Enterprises sells approximately 80 percent of The Coca-Cola Company's bottle and can volume in North America and is the sole licensed bottler for products of The Coca-Cola Company in Belgium, continental France, Great Britain, Luxembourg, Monaco, and the Netherlands.

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